

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Carter Culver
Assistant Secretary
Constellation Energy Corporation
c/o Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

      Re: Constellation Energy Corporation
          Registration Statement on Form 10-12B
          Filed December 8, 2021
          File No. 001-41137

Dear Mr. Culver:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

Dividend Policy, page 46

1.   We note your disclosure here and elsewhere that you expect that you will pay dividends on your common stock commencing following the first full fiscal quarter after the separation. Please revise to disclose any restrictions applicable to your payment of dividends, including in your anticipated new credit facility. Please also address the risks related to your ability to pay dividends and disclose whether your dividend policy will be reflected in any written policies of the Company.

Description of Capital Stock
Exclusive Forum , page 174

2.   We note that Section 6.01(a) of your form of articles of incorporation filed as Exhibit 3.1 provides that unless your board of directors consents in writing to an alternative forum, a state court within the Commonwealth of Pennsylvania (or if no such state court has jurisdiction, a federal district court within the Commonwealth of Pennsylvania) will be the sole and exclusive forum for any "derivative action," including any derivative suit brought to enforce any liability or duty created by the Exchange Act, and that the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act. Please clarify how your exclusive forum provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also describe any risks related to the impact of this provision on your shareholders. Further, if this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Exhibits

3.   We note your disclosure on page 168 that you expect to enter into a new credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and various financial institutions providing for a $3.5 billion revolving credit facility and maturing on the fifth anniversary of the distribution date. Please file a copy of the form of this agreement as an exhibit to your registration statement.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Tiffany Chan, Esq.